

Market Price (USD)
Source: blockchain.info
Market Price (USD)
525
500
475
450
425
400
375
350
325
300
275
250
225
200
175
Oct '14
Nov '14
Dec '14
Jan '15
Feb '15
Mar '15
Apr '15
May '15
Jun '15
Jul '15
Aug '15
Sep '15